Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

RECORD DATE FOR ANNUAL GENERAL MEETING

The board of directors (the “Board”) of KANZHUN LIMITED (the “Company”) announces that the Board has fixed the close of business on May 23, 2024, Hong Kong time, as the record date (the “Shares Record Date”) of the Class A ordinary shares and/or Class B ordinary shares of the Company, each with a par value US$0.0001 per share. Holders of record of the Company’s Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date are entitled to attend and vote at the forthcoming annual general meeting of the Company (the “AGM”) and any adjourned meeting thereof.

In order to be eligible to vote and attend the AGM, persons who hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shop 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m., Hong Kong time, on May 23, 2024; and persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Maples Fund Services (Cayman) Limited at PO Box 1093, Boundary Hall, Cricket Square Grand Cayman, KY1-1102, Cayman Islands, before 3:30 p.m., Cayman Islands time, on May 22, 2024 (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American Depositary Shares, each representing two Class A ordinary shares of the Company (the “ADSs”) as of the close of business on May 23, 2024, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares on May 23, 2024, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such cancelled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including, among other things, the date and location of the AGM will be set out in a notice of the AGM to be issued together with the proxy statement/circular in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, May 8, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Shangyu Gao as the independent non-executive directors.

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